Exhibit 99.1

Statoil ASA: Allocation of Dividend Shares to primary insiders

Reference is made to the announcement by Statoil ASA (the "Company", OSE:STL, NYSE:STO) on 23 May 2016 regarding the participation by the primary insiders in the dividend issues under the scrip dividend programme.

The following oveview sets out the number of Dividend Shares allocated to the primary insiders in the Dividend Issue for the first quarter 2016:

* Wenche Agerup, member of the board of directors, has been allocated 35 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Wenche Agerup holds a total of 2,491 shares in the Company;

* Lars Christian Bacher, executive vice president, has been allocated 281 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Lars Christian Bacher and his close associate hold 19,811 and 4,633 shares respectively, in total 24,444 shares in the Company;

* Lill-Heidi Bakkerud, member of the board of directors, has been allocated 2 Dividend Shares in the Dividend Issue and her close associate has been allocated 2 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, they hold 169 shares each, in total 338 shares in the Company;

* Timothy Dodson, executive vice president, has been allocated 401 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Timothy Dodson holds a total of 28,239 shares in the Company;

* Reidar Gjærum, senior vice president, has been allocated 385 Dividend Shares in the Dividend Issue and his close associate has been allocated 5 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, they hold 27,115 and 417 shares respectively, in total 27,532 shares in the Company;

* Hilde Grønland, company secretary, has been allocated 21 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Hilde Grønland holds a total of 1,504 shares in the Company;

* Hans Jakob Hegge, executive vice president and Chief Financial Officer, has been allocated 341 Dividend Shares in the Dividend Issue and his close associate has been allocated 41 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, they hold 24,032 and 2,897 shares respectively, in total 26,929 shares in the Company;

* Magne Andre Hovden, senior vice president, has been allocated 205 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Magne Andre Hovden holds a total of 14,420 shares in the Company;

* Hans Henrik Klouman, senior vice president, and his company, Virkelyst AS, has been allocated 410 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, he and his company, Virkelyst AS hold 28,889 shares in the Company in total;

* John Knight, executive vice president, has been allocated 1,164 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, John Knight holds a total of 102,771 shares in the Company;

* Ørjan Kvelvane, senior vice president, has been allocated 58 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Ørjan Kvelvane holds a total of 4,098 shares in the Company;

* Stig Lægreid, member of the board of directors, has been allocated 26 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Stig Lægreid holds a total of 1,858 shares in the Company,

* Philippe Mathieu, senior vice president, has been allocated 157 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Philippe Mathieu holds a total of 11,077 shares in the Company;

* Arne Sigve Nylund, executive vice president, has been allocated 158 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Arne Sigve Nylund holds a total of 11,171 shares in the Company;

* Anders Opedal, Chief Operating Officer, has been allocated 219 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Anders Opedal and his close associate hold 15,418 and 1,093 shares respectively, in total 16,511 shares in the Company;

* Torgrim Reitan, executive vice president, has been allocated 431 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Torgrim Reitan and his close associate hold 30,318 and 1,574 shares respectively, in total 31,892 shares in the Company;

* Irene Rummelhoff, executive vice president, has been allocated 288 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Irene Rummelhoff and her close associate hold 20,280 and 407 shares respectively, in total 20,687 shares in the Company;

* Svein Skeie, senior vice president, has been allocated 272 Dividend Shares in the Dividend Issue and his close associate has been allocated 67 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, they hold 19,194 and 4,775 shares respectively, in total 23,969 shares in the Company;

* Jakob Stausholm, member of the board of directors, has been allocated 620 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Jakob Stausholm holds a total of 51,209 shares in the Company;

* Eldar Sætre, President and Chief Executive Officer, has been allocated 655 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Eldar Sætre holds a total of 46,128 shares in the Company;

* Jens Økland, executive vice president, has been allocated 195 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Jens Økland holds a total of 13,763 shares in the Company;

* Margareth Øvrum, executive vice president, has been allocated 587 Dividend Shares in the Dividend Issue and her close associate has been allocated 88 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, they hold 41,322 and 6,242 shares respectively, in total 47,564 shares in the Company;

* Øystein Løseth, chair of the board of directors, has been allocated 14 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Øystein Løseth holds a total of 1,027 shares in the Company; and

* Ingrid Elisabeth Di Valerio, member of the board of directors, has been allocated 48 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Ingrid Elisabeth Di Valerio holds a total of 3,393 shares in the Company.

This information is subject of the disclosure requirements acc. to § 5-12 vphl (Norwegian Securities Trading Act)